Mail Stop 3010

September 28, 2009

VIA USMAIL and FAX (416) 322 - 7007

Ms. Elaine K. Roberts
President and Chief Financial Officer
Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

> **Re:** **Oppenheimer Holdings, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/3/2009**
> **File Nos. 001-12043**

Dear Ms. Elaine K. Roberts:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 3. Legal Proceedings, page 28

1.   For each material legal proceeding, please describe to us and quantify the relief sought by plaintiffs. For example, we note that in your discussion of two class action lawsuits, no relief amount is quantified. Refer to Item 103 of Regulation S-K. Confirm that you will provide comparable disclosure in your future filings.

Liquidity and Capital Resources, page 54

2.   Please tell us, and disclose in future filings, the material terms and conditions, including the interest rates, payment dates, and expiration dates, of your "arrangements with banks for borrowings on a fully collateralized basis."

Determination of 2008 Compensation, page 43 of proxy circular filed April 2, 2009

3.   We note that your bonuses were lower for 2008 due to the losses the company suffered that year. However, there is a large disparity between the bonus amounts awarded to each of your NEOs. For example, the award amounts for Mr. Holmes and Mr. Perman exceeded $1 million, whereas the bonus awarded to your CFO was only $150,000. Please provide us a more detailed analysis of how the company determined the actual bonus payouts and stock and option awards. Please discuss the actual factors considered in making the bonus payouts and equity awards and explain how analysis of these factors translated into amounts awarded. Confirm that you will provide similar disclosure in future filings.

Financial Statements and Notes

Note 4 – Financial Instruments and Fair Value Measurement

Fair Value Measurement, pages 90 - 92

4.   For your total gains or losses for the period (realized and unrealized) from your Level 3 assets that have been included in earnings, please tell us and disclose where those gains or losses are reported in the statement of operations.   In addition, for unrealized losses that have been included in earnings, also tell us and disclose the amount attributable to assets still held at the reporting date. Reference is made to paragraph 32(c)(1) and 32(d) of SFAS 157.

*   *   *   *

Elaine K. Roberts
Oppenheimer Holdings, Inc.
September 28, 2009
Page 3

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551 - 3402 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant